

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 31, 2016

Via E-mail
Adrian Liddel
Chairman of the Board, Chief Financial Officer and Director
Vycor Medical, Inc.
6401 Congress Avenue, Suite 140
Boca Raton, FL 33487

>   **Re: Vycor Medical, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2015**
>   **Filed March 30, 2016**
>   **Form 8-K dated August 9, 2016**
>   **Filed August 9, 2016**
>   **File No. 001-34932**

Dear Mr. Liddel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources

1.   In future filings, please revise your liquidity discussion to discuss liquidity provided by or used by operations, investing and financing. Discuss significant changes to the components of working capital and any material commitments for capital expenditures. In addition, provide more details of the specific plan of operations and plans to achieve sufficient revenues and to obtain capital/financing sufficient to satisfy the company's cash needs. Your discussion should include expected cash needs and, as applicable, any known changes in sources or mix of capital resources and costs, any known trends or

known demands, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any way.

Item 9A Controls and Procedures

b) Management's Report on Internal Control over Financial Reporting

2.   We note in the third paragraph of this section that you discuss management's evaluation and conclusion on the effectiveness of your disclosure controls and procedures instead of disclosing the information relating to your internal control over financial reporting. Please note that the requirement of Item 308 of Regulation S-K is separate from the requirement of Item 307 of Regulation S-K. Please amend your filing to include a report of management on your internal control over financial reporting as of December 31, 2015 that provides all the disclosures required by Item 308(a) of Regulation S-K, including a clear statement as to whether or not your internal control over financial reporting is effective as of that date.

Form 8-K dated August 9, 2016

Exhibit 99.1

3.   In the introductory paragraphs and in the Second Quarter and First Half 2016 Financial Results sections of your earnings release you present several non-GAAP measures, such as non-GAAP net loss, Cash burn, non-GAAP operating expenses and non-GAAP net operating loss, without also presenting and discussing the most directly comparable GAAP measures with equal or greater prominence. Your presentation is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Dennis Hult at (202) 551-3618 or me at (202) 551-3662 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        /s/ Kevin J. Kuhar

                                        Kevin J. Kuhar
                                        Accounting Branch Chief
                                        Office of Electronics and Machinery